Filed Pursuant To Rule 433

Registration No. 333-275079

May 8, 2025

HOST, ETF PRIME, NATE GERACI: Dave Lavelle, global head of ETFs at Grayscale, who of course is one of the world's leading digital asset fund managers. Currently nearly $30 billion in assets under management. That includes a number of publicly traded crypto trust. So these are private placement vehicles, but they're accessible via over the counter trading. They also have strictly private crypto funds. And then on the ETF side, which is where we will be focusing, I would say for the most part today, they're now up to afs led by the Grayscale Bitcoin Trust, ticker GBTC. But Dave, uh, it is always a, uh, pleasure. Thank you for joining me.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: | 00:39

You know, so many times I've come on Nate, and, and we've been talking about, you know, how are we gonna get this Bitcoin ETF launched. Uh, it really is great to actually talk about all of the success that we're now having, um, in light of all the anticipation that you and I have talked about for, uh, so many years. So it's great. It's great to be here. It's always great to be here. Thank you.

GERACI: I, I love that. And actually, why don't we just start right there, because we do have SPOT Bitcoin ETFs, of course. Trading in the wild. Yeah. Now that's been, uh, what about 16 months? Yeah, since, uh, since launch, and I was looking this morning, I show over five and a half billion dollars has flowed into the category just this year. Yeah. And if you look at the category overall, it's now about 110 plus billion dollar, it's ETF category.

LAVALLE: Yeah. It's amazing.

GERACI: Yeah. And so to start, uh, I'd love to just hear what you're seeing or what you're hearing in conversations with clients around adoption at this point, again, given that we're 16 months in.

LAVALLE: Yeah, I mean, the Bitcoin ETF story is the greatest success story in the history of ETFs. Um, and, and I can wax on and on about how exciting it has been, but as an ETF geek, you're an ETF geek. I'm an ETF geek, uh, all the anticipation was actually, you know, surpassed in terms of the commercial success. And that's not always the case in etf. So that's been super exciting. I think that when we talk about ETFs, we oftentimes talk about the democratization of an asset class, and that typically has been, you know, an institutional exposure that has then, you know, kind of gravitated towards retail. And in this case, we had this kind of funny, um, you know, and unique situation of kinda a barbell approach, which early adopters of Bitcoin were, you know, self-directed enthusiasts, and then some of the smartest institutions in the world. And so what we've actually seen is kind of a compression, so to speak, towards the middle, that middle being, you know, the advised market. And so largely the data that we can access about the flows that have come into the Bitcoin ETF cohort have all largely been self-directed because there really actually hasn't been those platform approvals. Um, and that's happening right now. So the engagement that we're having right now, um, is largely with the wealth management platforms, some of the large wirehouses as they're, you know, diligencing the opportunity to add these Bitcoin ETPs, you know, onto their platform. So last week we had over 30, you know, um, you know, billion dollars in one room. Um, that was a cross section of the market, you know, some of the wirehouses and the independent, you know, RIAs and some of the independent platforms talking about some of the considerations about including, you know, the Bitcoin ETF on their platform, specifically BTC. It's the lowest cost Bitcoin ETF in the market. It's 15 basis points. Um, you know, it's been, been flowing handsomely. Um, the number two flowing, uh, Bitcoin ETP, uh, this year, super exciting. But also when our sales team is out in market, they're having conversations across the spectrum. They're talking to self-directed investors, they're talking to, you know, the advised market. They're talking to, um, you know, financial professionals. And then we're also having a lot of conversations with some institutions. And so the week prior, I was actually speaking at a conference with state treasurers, and these are, I think we had about $3 trillion in the room. And we had a dedicated, focused conversation about adding Bitcoin and Bitcoin exposure and potentially utilizing the ETFs, uh, to add Bitcoin exposure to state, uh, treasuries. And I mean, look, this is an incredible conversation, and once again, it's a great, uh, demonstration of the ETF, you know, you know, being a really, uh, you know, you know, high quality access vehicle, um, you know, for a new burgeoning asset class, um, you know, used by everybody.

GERACI: And in those conversations, I mean, is it primarily education oriented? Because we can obviously look to the performance of Bitcoin, right? And see what it's done historically, right? I think that's an easy story, but is it really trying to help them understand, um, how Bitcoin fits into a portfolio and perhaps what the long term investment thesis is? I'm just curious, like what do those conversations entail?

LAVALLE: If you were to sum up Grayscale's business model, it's meeting every investor wherever they are on that crypto journey, and then delivering a financial product that meets their investment needs. And so in the context of, you know, our Bitcoin, ETF, GBTC, and then, you know, where the investor is, the, the, the wealth management platforms need a tremendous amount of education. And historically, and you and I have talked about this in the past, historically, financial professionals had an asymmetric downside risk if they were to, you know, recommend, you know, crypto or digital assets to their clients before it was on their platform. And this inflection point of the ETF coming to market has turned that asymmetric risk on its head. Financial professionals now have an asymmetric risk if they don't have a plan around crypto, or they don't have the ability to have a conversation with their clients about crypto. And so let's just take a look at the 30 trillion in wealth in the advised market, and we'll split it into two camps. You're having conversations directly with advisors about, you know, education around implementation strategies, where does it fit in the client's portfolio, how much why? Um, and kind of figuring out, you know, somewhere in that one to 5% allocation is really where we land. Where you kind of have, um, you know, the best benefits, uh, kind of added benefits of diversification into your portfolio, but also kind of optimizing for sharper ratios and risk return and things like that. And those are really exciting conversations because the advisors are, you know, not, um, you know, aptly armed with enough information to have high quality conversations with their clients, and their clients are coming to them and saying, Hey, this Bitcoin ETF is out in market, like, now I feel comfortable, you know, making an allocation to my client's portfolio or into my portfolio help me as my financial advisor. So that's one side of the conversation. The other side of the conversation with the actual wealth management platforms holistically is a much more, um, nuanced due diligence, exercise diligence in, you know, us as an asset manager, diligencing, you know, the operations, uh, of how the product is functioning. And largely those conversations have been really exciting for us because, you know, we're just another asset manager, uh, like they are used to diligence diligencing. So, you know, obviously we have squeaky clean RIA Squeaky clean broker dealer, you know, capital markets team, policies, procedures, compliance program, all those kind of things. And so these platforms are actually quite excited to see, walk into our front door, come to our offices, and they're like, wow, this looks exactly like every other asset manager. We have the infrastructure, we have an institutional quality business. Um, and we've built this thing, um, you know, here at Grayscale to be something that is really built for scale and, and to look and feel exactly like every other asset manager in the world. Um, we just happen to be bringing regulated financial products to market that are holding crypto.

GERACI: One of the things that I love that you said there, and I've talked a lot about this, is just the ability for wealth managers to have high quality conversations. So even if they're not at a point to where they're ready to allocate, you're going to get questions from clients.

LAVALLE: A hundred percent. And you know, I've said, you look here recently, we now have some states that, uh, you mentioned state treasurers. Yeah. Having conversations there, we have some actual examples now of states, uh, adding digital assets. Uh, this isn't going away. No. And I just think it's important that at a bare minimum, you, you can have those conversations with clients and clearly Grayscale is helping to facilitate that. So that's on the, uh, spot Bitcoin ETF side. I'm curious, what about spot Ether ETFs? Because I show there've actually been outflows overall this year, and it seems like demand hasn't quite been what some people were expecting. I would say they probably be included. And so I'm curious if you have any thoughts around Ether ETFs, which launched last July. Yeah, it kind of, the, the Ethereum landscape kind of landed from a flow perspective where we anticipated it to land. Um, again, we're in this for more than a decade, and we've been having conversations about digital assets with clients for a very long time, and we see the reaction from kind of Bitcoin and then, you know, Ethereum and then further down kind of the cap spectrum. Um, I mean, you mentioned it, we have 36 financial products, and a lot of them are, are not in, you know, traditional wrapped ETFs. These are in private funds that are quoted on the over the counter markets, kind of offering the opportunity to have regulated exposure in tokens that are, you know, less familiar, uh, to mainstream. I always say there's like Bitcoin and then there's everything else, you know? And then if I was to like, kind of put 'em into three or four buckets, I would say there's Bitcoin, uh, there's stable coins, uh, there's meme coins, and there's everything else <laugh>, you know, and you know, the concept of Ethereum, despite the fact that it's the number two, um, token by kind of market cap, it's a very difficult thing for clients to conceptualize when you talk about Bitcoin as a digital store of value. Um, you know, fixed supply, increasing demand drivers, um, you know, uh, more acceptance. Um, you know, you don't have to be a macro economist, uh, to say, okay, more supply, um, you know, fixed, uh, you know, fixed supply, excuse me, fixed supply, more demand, uh, prices gonna go up into the right. Like, it's a pretty simple concept. And the concept of a digital store of value is an easy thing for people to grasp onto. And an easy thing for advisors to talk to their clients about. When you start talking about layer two protocols and you start talking about tokens and you start talking about, um, you know, this is, you know, crypto is more of a disruptive technology. It's a bigger leap for people to make, and it is confusing to them. And what I always talk about is, the analogy that I use that kind of works the best for clients is talking about Ethereum as, um, you know, the operating system that we believe is going to be here to stay you. So this next wave of crypto or this next, you know, iteration of the internet in a decentralized format, um, is going to offer the opportunity for people to create decentralized applications that need to plug into an operating platform. And that operating platform that has kinda the most dominance right now is Ethereum. And so I say, well, think about like a smartphone. Think about, you know, if you were gonna create an application that was gonna work on a smartphone, you would have to code it to iOS and you would've to code it to Android. And, you know, think about having the opportunity to invest directly in iOS or directly in Android. And, you know, Ethereum is the iOS or the Android in that, you know, um, example or in that analogy. And so the light bulbs start to kind of click when you have those type of references. But the next question is, well, how do you know that there's not gonna be another, you know, uh, Ethereum or another Android? And you know, what about Solana solana's faster than Ethereum? And then what about swe? And there's other layer two platforms. And, and so it becomes a more complicated conversation and it's a difficult leap for investors to make. 'cause it's not as clear, and I calm the conversation because people get confused or concerned that there are, you know, literally hundreds of thousands of tokens out there. And, um, you know, my good friend Matt Hogan and I, who is, you know, on your pod, we talk about it all the time. Tokens are like pieces of software. And if anytime you hear token, you replace that with software, then you can kind of conceptualize, well, there's gonna be softwares that are successful and softwares that are not successful. The problem is, Nate, um, Bitcoin is very simple to understand digital store value. Ethereum is more like a piece of software, and it's harder to get a high level of conviction that that's going to win in the end. It's just, it's just a, a more difficult conceptual thing for people to accept that crypto is really a disruptive technology. Um, you know, we're trying to create financial products that are helpful in kind of parsing, um, you know, this universe of tokens or this universe of software. Um, and, you know, we're again trying to, you know, meet clients where they are and then take that on that journey and deliver regulated financial products that can help, you know, make their investing decisions for them. You and I have talked a lot of times not every ETF issuer is created equally, not e every ETF product is created equally. So when you're dedicated to an asset class, it puts you in a position to have high quality conversations with your clients. And right now, after this inflection point of the ETF coming to market, and 16 months later, um, we're having some really fruitful conversations and people are attentive at the table with us,

GERACI: Putting aside the fact that either is more complicated to understand, it's a little more difficult for investors to get their head around. And then in thinking about the spot E three ETFs, I would also say that, you know, spot Bitcoin ETFs, they had a first mover advantage, so right. Maybe early adopters who wanted to allocate in a portfolio. Perhaps they were more apt to look at spot Bitcoin ETFs first, and, and that stole a little bit of the, uh, the oxygen or sucked a little bit of the oxygen out of the room. But I'm curious, do you think the lack of staking has been a hindrance for spot ether ETFs? Or do you think that's been overblown? Because that's something that I, I've heard quite a bit.

LAVALLE: So, um, maybe, um, I think that, you know, having a sophisticated understanding of, you know, Ethereum being a proof of stake protocol and that a proof of stake protocol essentially has, um, you know, a, a yield to it and that the, you know, Ethereum exchange traded products don't allow the opportunity for an investor in the Ethereum ETP to kind of, you know, receive that reward. So they're not getting the kind of, you know, full benefit of ownership in Ethereum, um, is probably a leap for the targeted audience that are really excited about being able to access crypto in an exchange traded product. Um, so I don't think that's been a hindrance. Regardless, we think it is hugely important that the Ethereum ETP, um, you know, has staking incorporated into it. And three weeks ago we were, you know, we were meeting, I mean, you saw, you pay attention to this stuff, you saw that we met with the crypto task force. Um, this is all a public record. And, and if you're interested in this, you should take a look at the slides that we put forth. 'cause they were really well thought out. Um, and we presented all the reasons why we think that, um, Ethereum, you know, can have staking, uh, and still be encapsulated in the ETP wrapper, and that it doesn't impair the ability for us as an asset manager to, you know, um, be able to continue to, um, you know, operate the product, uh, with a high degree of efficiency and a high degree of tracking of the underlying asset, which is obviously what we signed up to do as an met ETF issuer.

GERACI: Alright, since you opened the door here, I'm gonna just barge in. Uh,

LAVALLE: Come on Nate. You're never shy. You never shy away. Come on. It's fine.

GERACI: Now, now we are gonna get into the fun part of our conversation and talking about, uh, your engagement with the SEC and potential filings. Uh, let's pull that thread a little bit more with staking and spotty through ETFs. You mentioned that Grayscale did meet with the SEC Crypto Task Force. Yeah, a few weeks. And from my perspective, it seems like the key issue the SEC is trying to get comfortable with is how issuers will handle what I'll call the liquidity mismatch, right? Between the state E and then the daily ETF creations and redemptions. It's basically right that it takes some time to untake e but investors, or I I should say, authorized participants, they have the ability to redeem e TF shares on a daily basis. Correct. And you can certainly comment on that specifically if you'd like, but I also saw that perhaps there's some clarity needed from the IRS on how a grant or trust, which is what these spot E three ETFs are, how that structure would handle staking revenue. So I don't know if you can comment on that at all.

LAVALLE: So when you say, um, a liquidity mismatch, I like to actually say a, a settlement mismatch. Um, and so there's basically like two big rocks that we have to kind of move. But fortunately, and you know, as with other kind of exposures that have come into the ETP wrapper, we can borrow from what we've learned in the past to inform us how to deal with something that we have as a problem today. So there's two things. One, that settlement mismatch, the potential for staked e to need to, you know, have more time, uh, to be able to be delivered out in a redemption scenario relative to the kind of t plus one nature of, um, you know, a redemption from an APS perspective. So shares are gonna settle in, you know, one day, uh, in a redemption, but the tokens will be more than one day. So there's kind of a settlement mismatch. Uh, fortunately we've seen that, I mean, we have senior loan products out in market that take thirty, sixty, ninety, a hundred and twenty days in some cases to settle. So the loans take, you know, tens of days to settle, um, while the ETF shares are, are settling in in one day. So we've seen this before, we've dealt with this before, much of the way that we kind of presented to the SEC, um, was in an informed way that says, Hey, we're gonna borrow from what we have learned in, uh, a subsecond of the, of the, of the fixed income market, uh, the loan market. Um, and the second, um, instance is that you essentially have like, you know, a revenue stream or some sort of distribution stream that is unknown. And, you know, look, we deal with that all the time as well. You, uh, you know, have distributions or dividends coming off of an ETF that aren't gonna be known ahead of time, and therefore you, you know, have all sorts of rules and regulations that are subject to not only SEC approval, but the exchange approval to make sure you're kind of, you know, um, explaining and, um, you know, in publishing those distribution dates and record dates and settlement dates and the, the actual distribution dates as well. So these are two things that are a little bit complicated about incorporating staking into an Ethereum ETP, um, but aren't new to us. And we kind of presented that, um, the way that we see it is pretty simple. Um, you're not going to stake or kind of lock up all of the Ethereum that is underlying your exchange created product, and therefore you have, you know, a portion of the fund that will be quite liquid. And so most of the call for liquidity, as you know, is gonna be settled in trading the shares on exchange. And when there's an outsize call for liquidity, um, the marketplace utilizes this creation redemption mechanism to kind of, you know, allow the ETF to grow or to shrink. And in a redemption scenario, we believe if you have enough of the Ethereum, the underlying Ethereum inside the Ethereum exchange traded product, um, to be unst staked and therefore readily available, the, you know, redemption mechanism or the creation mechanism is not going to be impaired. Um, you know, and then we have some kind of waterfall scenarios of if there was kind of like outsized call for redemption, uh, the way that we would be able to kind of, you know, take advantage of some, um, you know, credit facilities to, you know, to ensure that the investor is going to have, um, you know, the most fair shake in market. At the end of the day, in my 20 years of dealing with ETFs and engaging with the division of trading markets at the FCC, the most important thing to focus on is to ensure that the intrinsic value of the underlying asset that is the value of whatever the ETF is holding, doesn't persistently decouple from the ETF's value. And you want those things in lockstep. And the way you keep those things in lockstep is ensuring that you have, uh, a well-functioning creation redemption mechanism, uh, which we do, and which has proven to work, um, you know, with the Bitcoin ETPs and with the Ethereum ETPs, and we believe would be able to, uh, you know, continue to work really efficiently if you actually had, uh, staking in, in the Ethereum ETPs as well. Now, the second thing that you talked about was, um, some of the IRS considerations, but listen, this is a totally different regulatory agency. So we got the SEC, um, focusing on kind of the, the functional, um, ability to kind of have this product trading and market was staking. And then you have ultimately what you said, kind of the grantor trust status. Now, one of the, you know, hallmarks of a grantor trust is it has passed through tax status. Um, the, uh, IRS just really hasn't been, um, very clear on how staking and or the revenue that would be generated from staking and the tax status of that. And so, you know, we're waiting for some of that, some of that clarity. Um, and, uh, but, but you know, it, the truth is they're two, they're two separate regulatory agencies and they're two independent decisions. Um, we would advocate for all of the clarity to happen both at the SEC and the IRS, um, but, um, you know, I'm not one to, to, to predict timing on either one of those things.

GERACI: Alright. If we put the IRS aside, because I hear what you're saying, we're talking about two different, uh, agencies here in thinking about the types of conversations Grayscale is having with the SEC. So we were just talking about staking ETP/ETFs. I want to ask you about some violence here in, in a moment, but yeah, can you tell us anything about how the SEC is handling crypto ETFs this year, perhaps versus Grayscale's past experiences, which I think have been pretty well documented. I mean, you filed one lawsuit

LAVALLE: The smirk on your face. Nate would suggest that we have an acrimonious relationship with the SEC. We have longstanding not standing, that we have a long standing history of working constructively with the, the SEC. We did have a disagreement on whether or not there should be a Bitcoin exchange traded product in market. Um, we settled that in the courts. Uh, we did, I think ourselves, our investors in the industry a real service, uh, to get that over the finish line. And now we have gotten back to what is at the core of our DNA, which is to work constructively with regulators to ensure we can bring high quality investment products within the regulatory framework to market, um, with the administration change, I would say largely the way that I talk about the regulatory engagement, we went from a very unfavorable and very certain regulatory environment. People knew what they were going to get in engaging with the SEC, um, in the Gensler era to, you know, a much more favorable but a little bit more uncertain regulatory environment. And that has put us in a position where we believe that we're gonna have quite a favorable treatment. Um, and that has led us to, I think what you were alluding to, which is, you know, I don't know, we're probably five x our activity. Um, if you take a look at the products that we have launched, um, you know, in our 40 act suite, and then also the number of products that we have filed largely with, you know, a focus on digital, you know, asset exposure and an exchange trader product wrapper. So, um, you know, we think there's an opportunity to take advantage of this. Um, and we think that, you know, with Chair Atkins in place, he's, you know, someone who really reveres the agency. Um, you know, he and his staff have, you know, been really, um, you know, pretty direct with us in, in terms of like, show us the rule that it fits in and let's make sure it doesn't break any laws. Um, and then let's, uh, put these products in market. So, I mean, obviously as you know, when you file for a new novel product, there's a 19 B four process. So we have a number of 19 B fours in market, um, and we're waiting for that 240 day clock to, uh, uh, to whittle down. And we're having really high quality conversations with the SEC and, uh, seeking a path forward that really aligns with the principles of the SEC, which is investor protection, uh, fair and orderly markets and capital formation. And we approach every conversation with the SEC, including the one with the task force a few weeks ago, um, ensuring that we, um, are adhering to those, those key principles. It's really important

GERACI: Regarding the filings out there. I know you can't speak directly to any of these, right? But if you don't mind, let me just run through the spot Crypto ETFs that I showed Grayscale filed for. Go for it. So I show the, uh, Grayscale Digital Large Cap ETF, there's a light point ETF Solana, Dogecoin, XRP, and a Polka Dot, uh, and Avalanche ETF, and I believe that's all of 'em. It's very possible I missed something. You can correct me if I'm wrong, honestly, Dave, I can't keep up <laugh> anymore. Uh, but any general comments that you can offer on these filings?

LAVALLE: Yeah, I mean, again, we work in partnership with the New York Stock Exchange. We've also, you know, begun working with NASDAQ as well to work with their, uh, re teams and their listing teams, um, to put forth high quality arguments as to why we believe that these, um, you know, tokens, these protocols should be brought to market. Um, you know, in an ETP wrapper. Um, I think the question that I kind of get asked most is like, what's gonna be the next month? Like, you know, is Solana gonna be the next, you know, crypto ETF? And, um, my answer to that is very data driven. The next 19 four, um, in, in market that is gonna hit its kind of 240 day clock happens to be, uh, Grayscale's Digital Large Cap Fund. So, you know, to oversimplify the strategy, it's essentially the, you know, top five, um, tokens that are not, you know, stable coins and not memes. And, you know, that's a product that's been in market for a long time. It's been SEC reporting since I think 2021 or 2022. Um, and this is currently trading on the over the counter markets, and we have applied to kind of uplift that product, um, to become an exchange traded product to, to trade on the, the New York Stock Exchange. That 240 day clock, uh, expires on July 2nd. Um, and we have been having good conversations with the MYSC and with, uh, the SEC to get to a place where we think we can bring that product to market and exchange traded, uh, product wrapper. So we're excited about that. And, and I've long been on record saying that it's gonna be a multi token product that's next to market. Um, but again, how many times you heard me say like, I quit my day job of predicting the SEC timing or what they're gonna do a long while ago. So, um, yeah, but we're excited. I do too. We're excited, we're excited to keep on working with them. And, and you're right, the list of products and the cohort and filings that are out there, we have a tracker on it, and it, you know, continues to grow. But how exciting is that, Nate? Right.

GERACI: One question I had, and this is maybe a little bit in the weeds, but Grayscale's product lifecycle Yeah. Which I think is pretty well known. Uh, you have this lifecycle where there will first be a private placement, and then the trust trades over the counter, right? So you have public quotation and there's SEC reporting, and then of course the final step ideally is there's enough listing or a conversion to an ETF. Right? But, uh, with, with those filings I just mentioned, I think a few of those you're actually attempting to skip right? To the ETF, is that correct?

LAVALLE: Yeah, that's correct. Okay. What I would tell you is back to our core, which is we wanna bring crypto products to market, um, within, you know, reg, within the regulatory permission, um, that we are able to, historically you couldn't come straight to an ETF. And so we were really innovative in devising this kind of four phase lifecycle, which I think, um, has been really beneficial to a number of clients that were of the mindset and, and had the attitude that they wanted to incorporate crypto into their portfolios, wanted to incorporate crypto into their retirement accounts. We had a solution for them that was permitted by the SEC. Um, now we have, you know, a different set of regulatory permissions. And so we have, you know, chosen to bring some products to market, or at least to ask for permission to bring some products to market, uh, directly in an e you know, an ETF wrapper. And so that's exciting for us. It's just a sign that, you know, the regulatory environment continues to evolve. And as the regulatory environment evolves, you know, we're going to continue, continue to evolve in bringing these products to market. So it's, so, it's exciting.

GERACI: On that note, and I think I know probably how you're gonna answer this, but I think, you know, I have to ask you Oh yeah. Is there anything you can tell us about any perspective spot Crypto ETFs that Grayscale might pursue?

LAVALLE: No, I, I'm not really, I mean, listen, we're constantly, the beauty of being at Grayscale is that we have an incredible research team that spends all their time, uh, you know, talking about interesting protocols and researching them and talking to teams. And so, you know, I I, I, you might find me around here saying, stock selection is dead, but token selection's alive and, um, you know, there's a real opportunity to outperform. And so we're, we're constantly focused on making sure that we're at the bleeding edge of, you know, where developer activity is, adoption rates, um, understanding the, um, you know, different protocols, you know, profitability. These are things that, these are metrics that actually exist in crypto that people don't know exist, exist in crypto. Don't ask me a follow up question 'cause I'll have to pull one of my research guys in here. I'm an ETF guy, but the point is, is we're constantly taking a look at the landscape and seeing where we can, um, you know, take advantage of our expertise and bring high quality products to market that we can, you know, credibly say are, are, are gonna track the underlying asset and, you know, make our investors some money.

GERACI: Besides the spot crypto, ETF filings, I saw Grayscale recently filed for a software ETF. Oh yeah, yeah. Dave, what I thought was interesting about that is in addition to software companies that are involved in, say, cyber security or enterprise software solutions, this ETF, uh, would also have the ability to allocate to layer one or layer two protocols through ETFs, right? So, you know, spot Ether ETFs would be the obvious example. And I love this because I've somewhat, uh, sarcastically, you know, asked when is Ether going to be added to the NASDAQ 100 <laugh>? Just because I see Ether. Yeah, we were talking about this earlier. I know it, it's, it's a technology and so it, it's, and so why not treat it as a technology from an investment perspective? And so I like this, uh, approach that, that it looks like you're taking with a software ETF, it makes perfect sense to me. And again, I know you can't comment specifically on the, the filing itself, but can you talk about the framing of Ether alongside other software companies?

LAVALLE: It makes sense. I mean, if you were to take a look at, so now kind of like shifting over to kind of our 40 Act franchise, our kind of traditional ETF franchise, and, you know, listen, we're, we're reacting to what the clients are telling us that they want and need, um, and what advisors are telling us they want and need. And you have a conversation with, um, a client about Bitcoin exposure, for example. And they say, um, I love the story, but I'm not ready for Bitcoin. And so we want to have kind of equity replication, um, opportunities for them. So we have our miners product, um, and we also have, um, our, our BCOR product, BCOR is, uh, our Bitcoin on balance sheet product. So essentially if you have a hundred Bitcoin, um, on your balance sheet, you are, you know, eligible to be included. So these are two global equity replications that have pretty high correlations, the underlying performance of Bitcoin that are wonderful things for our, you know, sales team to have in their, in their bag. When a client is like, I love the Bitcoin story, uh, but I'm not quite ready to, you know, invest in the underlying token itself. Um, secondary use case for that is you have a conversation with a client, they're like, I love the Bitcoin story, but it's not available on my platform. And so typically these kind of global equity stories are available, um, on platform and therefore it gives clients an opportunity to kind of have that Bitcoin experience or that crypto experience without, um, you know, um, uh, you know, without having to kind of invest in the underlying token directly. Second, we're hearing from people they want income. So we are trying to harness the benefit of volatility in the underlying asset of Bitcoin. And so we've launched a couple of, um, you know, options based strategies. And so what better way to take advantage of Vic of, of, of volatility in Bitcoin than to sell options? 'cause you're essentially, you know, capturing that premium and selling that volatility. Um, and that has created kind of Bitcoin, um, with an income story. And so, uh, BTCC is, uh, you know, at the money covered call strategy, annualized yield over 50%, um, which is a pretty exciting story. And then we also have a premium income version of that, which is kind of gonna give you, you know, upside participation on, on the underlying asset, um, in exchange for a little bit lower yield that's right around 15% annualized yield. And then we have this kind of like segment of our 40 Act franchise we're calling Crypto Plus. Crypto Plus is kind of marrying different asset classes with digital assets. And you, you aptly described software, um, as, as just that these are leading software companies and then marrying it with kind of Ethereum exposure, which therefore kind of gives, um, a more wholesome picture of where we believe there's going to be leadership in software and growth in software. And as time goes on, um, you know, and we have the opportunity to kind of expand, um, on that strategy. And obviously, you know, we have to get that through the SEC as well. Um, we have high conviction on it. Um, you know, you'll be able to kind of have the opportunity to kind of experience an equity replication, excuse me, an e equity experience of software growth also with a crypto, uh, software growth as well. We're super excited about our 40 Act franchise as well.

GERACI: Well, Dave, I just love the fact you, you mentioned at the top, you know, you and I have had numerous conversations over the years and to be sitting here now and talking about things like say a Bitcoin covered call et f or premium income, ETF and some of the filings out there, I always said, uh, you know, Grayscale paved the regulatory path clearly for the spot crypto products. Yeah. And to now see where we're at again 16 months after launch and to think about where we may be heading, I think it's very exciting. Uh, you clearly, this is something that investors have a lot of interest at, so keep up the good work. Thanks on, uh, on your end. You know, I always appreciate you taking the time. I really enjoyed this conversation, so thank you for joining me.

LAVALLE: Thank you. It's always a blast. Nate, you're the best.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.